                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                 Form 11-K


   [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
                    EXCHANGE ACT OF 1934 [FEE REQUIRED]

              FOR THE FISCAL YEAR ENDED December 31, 1993 OR

   [   ] TRANSITION REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES
                  EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

          FOR THE TRANSITION PERIOD FROM                    TO


                     Commission file number:  0-11164


   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                             CONSECOSAVE PLAN


   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                               Conseco, Inc.
                      11825 North Pennsylvania Street
                          Carmel, Indiana  46032

                             CONSECOSSAVE PLAN


                                   INDEX


  a)  Financial Statements

     Report of Independent Accountants                                      3
       Statement of Net Assets Available for Plan Benefits -
       December 31, 1993 and 1992                                           4

     Statement of Changes in Net Assets Available for Plan Benefits
     For the Years ended December 31, 1993 and 1992                         5

     Notes to Financial Statements                                          6

     Schedule of Reportable Transactions                                   11

  b)  Exhibit

     23        Consent of Independent Accountants

                REPORT OF INDEPENDENT ACCOUNTANTS





To the Plan Trustees
  ConsecoSave Plan
  Carmel, Indiana





We have audited the accompanying statement of net assets available for plan benefits of the ConsecoSave Plan (the "Plan") as of December 31, 1993 and 1992, and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.


Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of reportable transactions for the year ended December 31, 1993, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Indianapolis, Indiana                           Coopers & Lybrand
June 28, 1994

                                       CONSECOSAVE PLAN

                      STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                  December 31, 1993 and 1992

                                                                                1993          1992
                                                                                ----          ----
Assets:
     Investments:
          Investments in ConsecoSave Trust portfolios at market value:
               Corporate Bond Portfolio (cost $3,025,335)                    $3,041,766      $     -
               Interest Income Portfolio (cost $1,416,055)                    1,416,055            -
               Equity Portfolio (cost $440,349)                                 450,900            -
               Money Market Portfolio (cost $218,834)                           218,834            -
               Government Securities Portfolio (cost $100,937)                  100,634            -
               Conseco Stock Portfolio (cost $1,832,586)                      3,829,173            -
               CCP Stock Portfolio (cost $109,075)                              134,465            -
                                                                             ----------      ----------

                    Subtotal                                                  9,191,827            -
                                                                             ----------      ----------

          Common stocks at market value (cost $962,921)                            -          2,367,870
          Corporate bonds at market value (cost $1,906,075)                        -          1,873,415
          Short term investments at cost                                           -            924,000
          Guaranteed interest contract at accumulated contract value               -            867,822
                                                                             ----------      ----------
                    Total investments                                         9,191,827       6,033,107
                                                                             ----------      ----------
     Cash and cash equivalents                                                     -               (203)

     Employer contribution receivable                                           310,760         371,574

     Accrued investment income                                                     -             31,637
                                                                             ----------      ----------
                    Total assets                                              9,502,587       6,436,115

Liabilities:

     Custodial fees payable                                                        -                506
                                                                             ----------      ----------
Net assets available for plan benefits                                       $9,502,587      $6,435,609
                                                                             ==========      ==========



                The accompanying notes are an integral part of these financial statements.

                                                  CONSECOSAVE PLAN

                        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                    For the Years Ended December 31, 1993 and 1992

                                                                               1993           1992
                                                                               ----           ----
Additions:

     Employee contributions                                                  $2,260,288    $1,265,891

     Employer contributions                                                     310,760     1,105,944

     Interest and dividends                                                     329,104       212,329

     Net appreciation in market value of plan investments                     1,019,124     1,389,911
                                                                             ----------    ----------
               Total additions                                                3,919,276     3,974,075
                                                                             ----------    ----------
Deductions:

     Benefits paid                                                              848,336       244,079

     Custodial fees                                                               3,962         8,443
                                                                             ----------    ----------
               Total deductions                                                 852,298       252,522
                                                                             ----------    ----------
Net increase in net assets available for plan benefits                        3,066,978     3,721,553

Net assets available for plan benefits,
     beginning of year                                                        6,435,609     2,714,056
                                                                             ----------    ----------
Net assets available for plan benefits,
     end of year                                                             $9,502,587    $6,435,609
                                                                             ==========    ==========








                                   The accompanying notes are an integral part of these financial statements.

                        CONSECOSAVE PLAN

                  NOTES TO FINANCIAL STATEMENTS



1.    Summary of Significant Accounting Policies

      The financial statements of the ConsecoSave Plan (the "Plan") have been prepared in accordance with generally accepted accounting principles.

      Investments

      The Plan provides the following seven investment options for voluntary employee contributions: Corporate Bond Portfolio, Interest Income Portfolio, Equity Portfolio, Money Market Portfolio, Government Securities Portfolio, Conseco Stock Portfolio, and CCP Stock Portfolio. Employer contributions are invested solely in the common stock of Conseco. The Plan's investments are maintained either in a separate account of Bankers National Life Insurance Company ("BNL"), a wholly-owned subsidiary of the Plan sponsor, Conseco, Inc. ("Conseco") or are held by the Trustees of the Plan (in the case of affiliated stock portfolios).

      Investments in each portfolio are valued on the last business day of the New York Stock Exchange each month, with the exception of regional business holidays. The cost of investments sold is determined on the specific identification basis. Investment transactions are accounted for on the settlement date.

      The Corporate Bond Portfolio invests in investment-grade and high-yield corporate bonds. Securities for which representative market quotes are readily available are valued at the mid-day mean between the bid and ask prices as quoted by one or more dealers who make a market in such securities. For securities not actively traded, the estimated fair values are determined using values obtained from independent pricing services.

      The Interest Income Portfolio invests in six guaranteed interest contracts issued by affiliated life insurance companies. These contracts are carried at their accumulated contract values, which are cost adjusted for interest credited (at a blended rate of 6.81 percent and at 7.25 percent at December 31, 1993 and 1992, respectively). The contracts by affiliated company and interest rate are as follows:

          Bankers National Life Insurance Company           6.90%
          Beneficial Standard Life Insurance Company        7.05%
          Great American Reserve Insurance Company          6.90%
          Jefferson National Life Insurance Company         6.90%
          Western National Life Insurance Company           7.25%
          Western National Life Insurance Company           7.05%

      The Equity Portfolio invests in selected equity securities and other securities having the investment characteristics of common stocks. The equity portion of the portfolio is widely diversified by both industry and number of issuers. Investment opportunities are sought among securities of larger, established companies, although securities of smaller, less well known companies may also be selected. Equity securities traded on a national securities exchange are valued at their closing market prices. Fixed income securities for which representative market quotes are readily available are valued at the mid-day mean between the bid and ask prices as quoted by one or more dealers who make a market in such securities. For fixed income securities not actively traded, the estimated fair values are determined using values obtained from independent pricing services.

                        CONSECOSAVE PLAN

1.    Summary of Significant Accounting Policies - continued

      The Money Market Portfolio invests in money market instruments maturing within one year, with an average maturity of 120 days or less. Such investments are carried at amortized cost which approximates market value.

      The Government Securities Portfolio invests in securities issued by the U.S. Government or an agency or instrumentality of the U.S. Government, including mortgage-backed securities. The U.S. Government securities which may be purchased include direct obligations issued by the U. S. Treasury, such as Treasury Bills, certificates of indebtedness, notes and bonds. Securities for which representative market quotes are readily available are valued at the mid-day mean between the bid and ask prices as quoted by one or more dealers who make a market in such securities. For securities not actively traded, the estimated fair values are determined using values obtained from independent pricing services.
      Short term investments are carried at amortized cost which approximates market value.

      The Conseco Stock Portfolio invests in the common stock of Conseco only. The return is based on changes in the market value of Conseco common stock and dividends received, which are reinvested in Conseco common stock. The Conseco common stock is valued at its closing market price.

      The CCP Stock Portfolio invests in the common stock of CCP Insurance, Inc. ("CCP") only. The return is based on changes in the market value of CCP common stock and dividends received, which are reinvested in CCP common stock. The CCP common stock is valued at its closing market price.

      The net appreciation in the market value of plan investments consists of net realized gains and losses and the net change in unrealized appreciation on those investments.

      Administrative Expenses

      Operating expenses and maintenance fees incurred during the years ended December 31, 1993 and 1992, except for investment custodial fees, were paid by BNL on behalf of the Plan. Future payment of such expenses by BNL is at Conseco's discretion.

      Income Taxes

      Under Sections 401(a) and 501(a), respectively, of the Internal Revenue Code, the Plan is qualified and the ConsecoSave Trust, a collective trust, established under the Plan is tax-exempt.

                        CONSECOSAVE PLAN

2.    Plan Description

      The Plan is a defined contribution plan pursuant to Section 401(k) of the Internal Revenue Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Established April 1, 1989, and amended and restated on January 1, 1993, the Plan includes all employees of Conseco and its subsidiaries (other than employees of Bankers Life Holding Corporation) who have completed six consecutive months of service. Participation is voluntary and may begin on the first day of any calendar quarter.

      Employee contributions to the Plan are made through periodic payroll deductions in increments of 1.0 percent of the participant's annual earnings, not to exceed the lesser of 15.0 percent of the participant's annual earnings or the maximum amount specified by federal tax law ($8,994 and $8,728 for 1993 and 1992, respectively, for pre-tax contributions). Participants designate the portfolios to which their contributions are made. Payroll deductions may be made on a pre-tax and after-tax basis. Participants must contribute at least 4.0 percent pre-tax in order to make concurrent after-tax contributions. Prior to 1993, participants could contribute up to 6.0 percent of annual earnings on a pre-tax basis only.

      Conseco matches 50.0 percent of each participant's contribution up to a maximum of 4.0 percent of the participant's annual earnings. Additional amounts may be contributed by Conseco at the option of Conseco's Board of Directors. In February 1992, in honor of Conseco's tenth anniversary, Conseco contributed ten shares of Conseco stock to the Plan for each employee of Conseco whether participating in the Plan or not.
      Participant accounts were established for all nonparticipating employees to hold these ten shares. All Conseco contributions are made to the Conseco Stock Portfolio, which invests solely in Conseco common stock. Such contributions are made no later than the due date for filing Conseco's federal income tax return, including extensions.

      Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants are fully vested in Conseco's contributions after five years of service. The non-vested interests of withdrawn participants (forfeitures) are used to reduce Conseco's future contributions.

      All benefits under the Plan are paid in cash in a lump sum, whole shares of Conseco or CCP common stock, or a combination of both. A participant may make withdrawals after age 59 1/2, and under certain circumstances, early hardship withdrawals and after-tax withdrawals. Portfolio transfers are allowed quarterly in 5 percent increments.

      Effective January 1, 1993, loan provisions were added to the plan whereby participants may obtain temporary tax-free loans from the vested portion of their accounts, excluding employer contributions in Conseco stock, without any tax penalty. Repayment of both principal and interest is made to the participant's account via payroll deduction. Loans may be obtained for up to 50.0 percent of the vested balance to a maximum of $50,000. Only one loan may be outstanding at a time.

                                        CONSECOSAVE PLAN

2.     Plan Description - continued

       The Plan is administered by the Plan Administrator, who is appointed by Conseco's Board of Directors and who establishes rules and procedures necessary for the Plan's operations. Although it has not expressed any intent to do so, Conseco has the right to terminate the Plan. In the event the Plan is terminated, each participant's account shall be nonforfeitable with respect to both the participant's and employer's contributions and the net assets shall be set aside for payment to the participants.

       The foregoing description of the Plan provides only limited information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

                             CONSECOSAVE PLAN

3.    Allocation of Changes in Net Assets Available for Plan Benefits:

      The allocation of the activity shown in the Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1993, to each fund, was as follows:

                               Corporate     Interest                   Money      Government     Conseco        CCP
                                  Bond        Income       Equity       Market     Securities      Stock        Stock
                               Portfolio     Portfolio    Portfolio    Portfolio    Portfolio     Portfolio    Portfolio  Total
                               ---------     ---------    ---------    ---------    ---------     ---------    ---------  -----
Additions:

  Employee contributions     $   951,916    $  517,217    $276,020     $ 55,646    $ 59,610     $   300,601    $ 99,278  $2,260,288

  Employer contributions           -             -           -             -           -            310,760        -        310,760

  Interest and dividends         227,404        64,864       3,140        8,714       2,167          22,324         491     329,104

  Net appreciation in market
    value of plan investments    272,136         -           6,899         -          1,267         713,432      25,390   1,019,124
                              ----------    ----------    --------     --------    --------      ----------    --------  ----------
          Total additions      1,451,456       582,081     286,059       64,360      63,044       1,347,117     125,159   3,919,276
                              ----------    ----------    --------     --------    --------      ----------    --------  ----------

Deductions:

  Benefits paid                  312,360       267,061      (2,219)      21,308      (5,334)        230,973      24,187     848,336

  Custodial fees                   3,406             7          84          177          27             151         110       3,962
                              ----------    ----------    --------     --------    --------      ----------    --------  ----------
           Total deductions      315,766       267,068      (2,135)      21,485      (5,307)        231,124      24,297     852,298
                              ----------    ----------    --------     --------    --------      ----------    --------  ----------

Employee transfers in (out)     (683,799)      233,220     162,706      (60,988)     32,283         282,975      33,603        -
                              ----------    ----------    --------     --------    --------      ----------    --------  ----------
Net increase (decrease)
  in net assets available
  for plan benefits              451,891       548,233     450,900      (18,113)    100,634       1,398,968     134,465   3,066,978

Net assets available for plan
  benefits, beginning of year  2,589,875       867,822        -         236,947        -          2,740,965        -      6,435,609
                              ----------    ----------    --------     --------    --------      ----------    --------  ----------
Net assets available for plan
  benefits, end of year       $3,041,766    $1,416,055    $450,900     $218,834    $100,634      $4,139,933    $134,465  $9,502,587
                              ==========    ==========    ========     ========    ========      ==========    ========  ==========

                             CONSECOSAVE PLAN

             ITEM 27 (D) - SCHEDULE OF REPORTABLE TRANSACTIONS
                   For the Year Ended December 31, 1993

                                                                                                  Current
                                                                          Expenses                Value of
  Identity      Description            Number                             Incurred       Cost     Asset on
  of Party          of                   of         Purchase   Selling      with          of     Transaction   Gain     Employee
  Involved     Transactions          Transactions    Price      Price    Transaction    Asset       Date      (Loss)    Withdrawal
  --------     ------------          ------------    -----      -----    -----------    -----       ----      ------    ----------
ConsesoSave    ConsecoSave Corporate
 Trust          Bond Portfolio           46        $1,040,664    $   -    $  -        $1,040,664   $1,040,664  $  -       $  -

ConsesoSave    ConsecoSave Interest
 Trust          Income Portfolio         46           884,639        -       -            884,639     884,639     -          -

ConsesoSave    ConsecoSave Equity
 Trust          Portfolio                46           455,314        -       -            455,314     455,314     -          -

ConsesoSave    ConsecoSave Conseco
  Trust         Stock Portfolio          46           590,228        -       -            590,228     590,228     -          -

Various        Employee Withdrawals      28              -           -       -               -        848,336     -      848,336

ConsesoSave    ConsecoSave Corporate
  Trust         Bond Portfolio           28              -        772,547    -               -        772,547      -         -



                             CONSECOSAVE PLAN




                                 SIGNATURE



     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                           CONSECOSAVE PLAN


Dated:  June 28, 1994                  By: ROLLIN M. DICK
                                           ------------------------
                                           Rollin M. Dick, Trustee